NATHANIEL SEGAL ATTORNEY AT LAW nsegal@vedderprice.com

August 28, 2013

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Kieran Brown
Christina DiAngelo

Re:	Nuveen Pennsylvania Investment Quality Municipal Fund
(the “Registrant” or the “Acquiring Fund”);
File No. 333-190000

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the Securities and Exchange Commission to Vedder Price P.C. on August 20, 2013 with respect to the Registrant’s Registration Statement filed on July 17, 2013 on Form N-14 relating to the issuance of common shares and MuniFund Term Preferred Shares in connection with the proposed reorganizations of Nuveen Pennsylvania Premium Income Municipal Fund 2 (“Premium Income”), Nuveen Pennsylvania Dividend Advantage Municipal Fund (“Dividend Advantage”) and Nuveen Pennsylvania Dividend Advantage Municipal Fund 2 (“Dividend Advantage 2” and collectively with Premium Income and Dividend Advantage, the “Target Funds” or each individually, a “Target Fund”) into the Acquiring Fund (each, a “Reorganization” and collectively, the “Reorganizations”). The Acquiring Fund and Target Funds are referred to herein each as a “Fund” and collectively as the “Funds.” Any terms not defined herein have the same meanings as given in the Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses.

(1)	Comment: Please provide an analysis of which Fund should be considered the accounting survivor.

Response: The Registrant believes that the Acquiring Fund will be the accounting survivor. Attached hereto as Appendix A is a more detailed analysis.

(2)	Comment: In the Answer to the Question “Why has each Fund’s Board recommended this proposal?” in the Q&A Section, please disclose the anticipated

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August 28, 2013

impact of the Reorganizations on total expenses per common share including the costs of leverage. Please explain supplementally why the Board focused on the combined fund’s total expenses per common share excluding the costs of leverage.

Response: For the information of the staff, as disclosed in the joint proxy statement/prospectus, the Board considered a number of factors in evaluating the reorganization including the operating efficiencies resulting from the reorganization. For the purpose of evaluating operating efficiency (i.e., economies of scale resulting from the combined fund), the Board considered the combined fund’s operating expenses excluding the costs of leverage because such number is a more accurate representation of operating expenses efficiencies. In addition, the leverage expenses set forth in the fee and expense table do not take into account returns generated from leverage.

(3)	Comment: Please explain whether the Registrant expects to continue to employ multiple types of leverage (e.g., Variable Rate Demand Preferred Shares (“VRDP Shares”), MuniFund Term Preferred Shares (“MTP Shares”)) following the Reorganizations. To the extent applicable, add disclosure to the joint proxy statement/prospectus addressing the one-time costs to shareholders associated with refinancing leverage.

Response: As disclosed in the joint proxy statement/prospectus, each Reorganization is structured so that preferred shareholders of each Target Fund will receive a new series of preferred shares of the Acquiring Fund with substantially the same characteristics as the shares held immediately prior to the Reorganization. Accordingly, the Registrant will have multiple types of preferred shares outstanding following the closing. The Registrant will likely seek to refinance its leverage over time as current forms of leverage mature or it is otherwise desirable to refinance, however, the form that such leverage will take cannot be predicted at this time. Registrant has modified current disclosure under “Refinancing Risk” regarding the one-time costs associated with the refinancing of leverage. With respect to the fee table, Registrant notes that while one-time costs are excluded, amortized offering expenses are included.

(4)	Comment: Please provide additional information concerning the basis for the allocation of the costs of the Reorganizations among the Funds. For the staff’s information, please explain the methodology (including any assumptions) employed in allocating the costs of the Reorganizations among the Funds and how such costs were determined.

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August 28, 2013

Response: As disclosed in the joint proxy statement/prospectus, costs related to the Reorganizations are allocated based on the expected benefits to each Fund in the first year following the Reorganizations. In determining expected benefits, the methodology takes into account both estimated cost savings and potential distribution rate increases. The Registrant believes that the appropriate measure of evaluating operational efficiencies of the mergers is the operating expense ratio (exclusive of leverage) and that including the costs of leverage without the offsetting return benefits would skew the results.

(5)	Comment: For the staff’s information, is a reorganization with a fund outside of the Nuveen Funds complex an action that the Board would consider if all of the requisite shareholder approvals are not obtained and the Reorganizations do not occur?

Response: If the requisite approvals are not obtained and the Reorganizations do not occur, the Board has the discretion to take such actions as it deems in the best interests of each Fund and its shareholders. Because the proposed Reorganizations are intended to reduce fund redundancies among Nuveen products, the Registrant does not believe that a reorganization with an unaffiliated fund is an option that would be recommended by either the Adviser or the Board.

(6)	Comment: Consider adding disclosure regarding the weighted average maturity of each Fund as of a recent date.

Response: The Registrant has added disclosure in response to the staff’s comment.

(7)	Comment: Please confirm whether each Fund’s use of certain derivative instruments, as described under “Investment Objectives and Policies” in “Comparison of the Acquiring Fund and each Target Fund” in the joint proxy statement/prospectus, is a principal investment strategy.

Response: The Registrant confirms that each Fund could use certain derivative instruments, as described under “Investment Objectives and Policies” in “Comparison of the Acquiring Fund and each Target Fund” in the joint proxy statement/prospectus, as a principal investment strategy.

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August 28, 2013

(8)	Comment: As disclosed under “Investment Objectives and Policies” in “Comparison of the Acquiring Fund and each Target Fund” in the joint proxy statement/prospectus, each Fund may invest in inverse floating rate securities and, with respect to Dividend Advantage and Dividend Advantage 2, such investments may not exceed 15% of the Fund’s Managed Assets. Please confirm that each of the Acquiring Fund and Premium Income is not subject to a similar limitation with respect to such Funds’ investments in inverse floaters.

Response: The Registrant confirms that neither the Acquiring Fund nor Premium Income is subject to a percentage limitation regarding investments in inverse floating rate securities.

(9)	Comment: Please add disclosure concerning the management fee schedule to note that the management fee applicable at certain levels of Managed Assets is higher for the Acquiring Fund than for Dividend Advantage and Dividend Advantage 2 (e.g., at Managed Assets over $3 billion but under $5 billion).

Response: The Registrant has added the requested disclosure.

(10)	Comment: The portfolio manager for the Acquiring Fund and each Target Fund, identified under “Portfolio Management” on page 31 of the joint proxy statement/prospectus, assumed portfolio management responsibility for each Fund in 2011. For the staff’s information, please explain whether the change in portfolio management in 2011 was made in anticipation of the Reorganizations. In addition, in the paragraphs under “Portfolio Management” on pages 31-32, please describe in more detail the experience of the portfolio manager over the past five years.

Response: For the staff’s information, the change in portfolio management in 2011 was not made in anticipation of the Reorganizations. The Registrant has clarified disclosure regarding the portfolio manager’s experience over the past five years.

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August 28, 2013

(11)	Comment: The second sentence in the first paragraph under “Other Investment Companies,” in the sub-section “Portfolio Investments,” states that “In addition, each Fund may invest a portion of its Managed Assets in pooled investment vehicles (other than investment companies) that invest primarily in municipal securities of the types in which a Fund may invest directly.” Please confirm whether the term “pooled investment vehicles” includes companies that rely on exclusions found in Section 3(c)(1) or 3(c)(7) of the 1940 Act. Please confirm that the Acquiring Fund will limit its investment in 3(c)(1) or 3(c)(7) funds to no more than 10% of its Managed Assets.

Response: The term “pooled investment vehicles” includes companies that rely on exclusions found in Section 3(c)(1) or 3(c)(7) of the 1940 Act. However, the Registrant notes that its ability to invest in other types of pooled vehicles is not a principal strategy of the Registrant. The Registrant has not historically invested in such vehicles to any material degree (i.e., more than 10% of its Managed Assets) and it does not currently intend to invest in such vehicles to any material degree. That said, the Registrant is not aware of any limitations on the investment in such vehicles under the 1940 Act or otherwise and reserves the right to invest in such companies in the future in a manner consistent with Registrant’s investment objectives. To the extent that the Registrant invests in such investments in excess of 10% while offering made in the Registration Statement is ongoing, the Registration Statement will be updated by post-effective amendment to include additional disclosure describing such investments, the associated risks and any other pertinent disclosures.

Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7747.

Sincerely,

/s/ Nathaniel Segal

APPENDIX A

NUVEEN PENNSYLVANIA INVESTMENT QUALITY MUNICIPAL FUND

NUVEEN PENNSYLVANIA PREMIUM INCOME MUNICIPAL FUND 2

NUVEEN PENNSYLVANIA DIVIDEND ADVANTAGE MUNICIPAL FUND

AND

NUVEEN PENNSYLVANIA DIVIDEND ADVANTAGE MUNICIPAL FUND 2

SURVIVING FUND ANALYSIS

Nuveen Fund Advisors, LLC (“Nuveen Fund Advisors” or the “Adviser”), Nuveen Pennsylvania Premium Income Municipal Fund 2 (“Premium Income”), Nuveen Pennsylvania Dividend Advantage Municipal Fund (“Dividend Advantage”), Nuveen Pennsylvania Dividend Advantage Municipal Fund 2 (“Dividend Advantage 2” and collectively with Premium Income and Dividend Advantage, the “Target Funds” or each, a “Target Fund”) and Nuveen Pennsylvania Investment Quality Municipal Fund (the “Acquiring Fund” and together with the Target Funds, the “Funds” or each, a “Fund”) believe that the Acquiring Fund is the appropriate survivor of the reorganizations of the Funds for the reasons discussed below.1

Corporate Structure	The Acquiring Fund is the legal survivor of the reorganizations. In addition, the Acquiring Fund is organized as a Massachusetts business trust. The combined fund will retain the corporate structure and staggered board structure of the Acquiring Fund.

Investment Advisers; Portfolio Management	Nuveen Fund Advisors is the investment adviser to each Fund. Each Fund is managed by Nuveen Asset Management, LLC (the “Sub-Adviser”), a registered investment advisor and wholly-owned subsidiary of the Adviser. Paul Brennan, CFA, CPA, Senior Vice President of Nuveen Asset Management, LLC, manages each of the Funds.

Expense Structures and Expense Ratios	The expense structures of the Funds are similar. It is intended that the reorganizations would result in lower operating expenses per common share (excluding the costs of leverage) from greater economies of scale as the combined fund’s size results in a lower effective management fee rate based on managed assets and allows fixed operating expenses to be spread over a larger asset base. In addition, the fund-level management fee schedule for the Acquiring Fund is the same as that for Premium Income. The stated fee rates for Dividend Advantage and Dividend Advantage 2 are lower at certain asset values. However, due to the increased size of the combined fund, the effective fund-level fee rate as a percentage of average daily managed assets for the combined fund is expected to be lower than the effective fund-level fee rate for each Fund as of April 30, 2013. The fee schedule of the Acquiring Fund will remain in place following the reorganizations.

[1]

See AICPA Accounting and Audit Guide for Investment Companies (factors to determine accounting survivor); see also North American Security Trust (pub. avail. Aug. 5, 1994) (factors to determine survivor for performance purposes).

Investment Objectives, Policies and Restrictions	The Acquiring Fund and Target Funds have similar investment objectives, policies and restrictions. The Acquiring Fund’s primary investment objective is to provide, through investment in a professionally managed portfolio of investment-grade tax-exempt municipal securities, current income exempt from both regular federal and Pennsylvania income taxes, consistent with the Fund’s investment policies. The secondary investment objective of the Acquiring Fund is the enhancement of portfolio value relative to the Pennsylvania municipal bond market through investments in tax-exempt Pennsylvania municipal securities that, in the opinion of the Fund’s investment adviser, are underrated or undervalued or that represent municipal markets that are undervalued. With the exception of the reference to “investment-grade” in the Acquiring Fund’s primary investment objective, the investment objectives of Premium Income substantially are the same as those of the Acquiring Fund. (It is a non-fundamental policy of each Fund to invest, under normal circumstances, at least 80% of its managed assets in investment-grade securities.) Although the investment objectives of Dividend Advantage and Dividend Advantage 2 are not designated as “primary” and “secondary” components, they are otherwise consistent with those of the Acquiring Fund and Premium Income. For each of Dividend Advantage and Dividend Advantage 2, the investment objectives are to provide current income exempt from regular federal and Pennsylvania income tax and to enhance portfolio value relative to the municipal bond market by investing in tax-exempt municipal bonds that the Fund’s investment adviser believes are underrated or undervalued or that represent municipal market sectors that are undervalued. To the extent that there are any differences in the Funds’ investment objectives, policies and restrictions, the combined fund’s investment objectives, policies and restrictions will be those of the Acquiring Fund.

Portfolio Composition	Because the surviving fund will operate under the investment objectives, policies and restrictions of the Acquiring Fund the Adviser believes that the Acquiring Fund’s current portfolio is more representative of what the portfolio of the combined fund will be over time.

Asset Size	As of July 31, 2013, the Acquiring Fund had approximately $343 million in total managed assets. As of the same date, Premium Income, Dividend Advantage and Dividend Advantage 2 had approximately $320 million, $70 million and $76 million in total managed assets, respectively.

In terms of the structure of the transaction, upon the closing of the reorganizations each Target Fund will transfer substantially all of its assets to the Acquiring Fund in exchange for common and preferred shares of the Acquiring Fund, and the assumption by the Acquiring Fund of substantially all of the liabilities of the Target Fund. Each Target Fund will then be liquidated, dissolved and terminated in accordance with applicable law. Target Fund shareholders will become shareholders of the Acquiring Fund. Holders of common shares of each Target Fund will receive newly issued common shares of the Acquiring Fund, the aggregate net asset value of which will be equal to the aggregate net asset value of the common shares of the Target Fund held immediately prior to the reorganizations (including for this purpose fractional Acquiring Fund common shares to which shareholders would be entitled). Fractional shares will be sold on the open market and shareholders will receive cash in lieu of such fractional shares. Holders of preferred shares of each Target Fund will receive on a one-for-one basis newly issued preferred shares of the Acquiring Fund having substantially identical terms as the Target Fund preferred shares held immediately prior to the closing of the reorganizations.

An analysis of the NAST Factors is consistent with this structure and result. All five of the NAST Factors indicate that the surviving fund will more closely resemble the Acquiring Fund. In light of the supportive NAST Factors, the Adviser and the Funds believe that the surviving fund will more closely resemble the Acquiring Fund, and the Acquiring Fund is therefore the appropriate survivor of the reorganizations.

*        *        *         *        *

August 28, 2013

Mr. Kieran Brown

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Nuveen Pennsylvania Investment Quality Municipal Fund (the “Registrant”)
Registration Statement on Form N-14
File Number: 333-190000

Dear Mr. Brown:

This letter is provided to the Securities and Exchange Commission (the “Commission”) in connection with a response being made on behalf of the Registrant to comments that you provided on August 20, 2013 with respect to the Registration Statement on Form N-14 under the Securities Act of 1933, as amended, filed with the Commission on July 17, 2013.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Nuveen Pennsylvania Investment Quality Municipal Fund

By:	/s/ Kevin J. McCarthy
Name:	Kevin J. McCarthy
Title:	Vice President and Secretary